Exhibit 99.3

Severin, Chade (BOS) From: Sent: To: Subject: Attachments: Employee Communications <EmployeeCommunications@gilead.com> Monday, August 28, 2017 9:41 AM #Operating Group; #Senior Directors Message from John Milligan: Kite Acquisition GILD Infographic.pdf; 08.28.17 Gilead Kite Press Release.pdf To Operating Group and Senior Directors, As you have seen from the attached press release, this morning we announced an agreement to acquire Kite for $11.9 billion. This is an exciting development and I’m sure you and your teams have many questions about what happens next. We have not yet finalized the operating model or future organizational structure of the combined companies. We have decided that Kite’s research and development (R&D), as well as the commercialization operations, will remain based in Santa Monica, California, with product manufacturing remaining in El Segundo, California. Because of the highly technical nature of CAR T and Kite’s science, and the interconnectivity of R&D, manufacturing and commercial operations, we will be working to determine the best management structure over the coming weeks, as we get to know the Kite team further. During this period, it is important that employees do not make any assumptions about what the structure will be, or how we will integrate Kite’s employees into our own functions. Additionally, because Kite has a November 29, 2017 FDA action date for its lead product – axi-cel – it is critical that we do not disrupt their launch preparations in any way. Some of you participated in the analysis and review of Kite leading up the acquisition. I want to thank you for all of those efforts and also remind you to keep the information you learned in that evaluation confidential. I will be assigning a senior leader within Gilead to serve as the integration lead, to ensure we coordinate all activities during the transition and after the close of the acquisition. You will hear more about this in the coming weeks. Because this is an acquisition of a public company and requires antitrust review, we are subject to special restrictions on activities. As a result, please do not reach out to Kite employees without seeking input from senior leadership or legal here at Gilead. And, for the time being, please do everything you can to keep your teams focused on Gilead’s business so that we can achieve the aggressive goals we have set for ourselves. I’ve also attached an infographic that summarizes the deal, which is also posted on GNet and Gilead.com and you can share with your teams. Thanks, John 1